EXHIBIT 11.1
COMPUTATION OF EARNINGS PER SHARE
(unaudited)

	Three Months Ended		Six Months Ended
	April 30,		April 30,
	2007	2008	2007	2008
	(Restated)		(Restated)

Numerator:
Net (loss)	$(402,323)	$9,891	$(1,373,683)	$(666,156)

Denominator:
Denominator for basic earnings per share- weighted-average shares	14,275,372	14,323,458	14,268,267	14,320,179
Effect of dilutive securities:
Employee stock options	—	259,524	—	—
Restricted stock	—	—	—	—
Warrants	—	84,624	—	—

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,275,372	14,667,606	14,268,267	14,320,179

Basic and diluted (loss) per share:
Basic and diluted (loss) per share	$(0.03)	$0.00	$(0.10)	$(0.05)